CONFIDENTIAL TREATMENT REQUESTED BY MERCADOLIBRE, INC.

MERCADOLIBRE, INC.

ARIAS 3751, 7TH FLOOR

BUENOS AIRES, C1430CRG

ARGENTINA

TEL +5411 — 4640 — 8000

PEDRO ARNT

DIRECT DIAL: +5411 — 4640 — 8006

EMAIL: pedro@mercadolibre.com

July 9, 2013

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	MercadoLibre, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-33647

Dear Ms. Collins,

MercadoLibre, Inc., a Delaware corporation (the “Company,” “MercadoLibre”, “we” or “us”), is transmitting for filing the Company’s responses (this “Response”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) filed on February 28, 2013 (File No. 001-33647), contained in your comment letter dated June 24, 2013 (the “Additional Comment Letter”) in response to our letter dated May 23, 2013 (the “Initial Response”), which we provided in response to your comment letter dated May 9, 2013 (the “Original Comment Letter”).

Because of the commercially sensitive nature of certain information contained in this Response, this submission is accompanied by a request for confidential treatment for selected portions of this Response. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the SEC’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, the Company has enclosed a copy of its letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CONFIDENTIAL TREATMENT REQUESTED BY MERCADOLIBRE, INC.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this Response and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Response has been clearly marked with the legend “Confidential Treatment Requested by MercadoLibre, Inc.” and each page is marked for the record with the identifying numbers and code “M-001” through “M-006.”

Pursuant to Rule 83, a copy of the Request (but not this Response) also is being delivered to the SEC’s FOIA Office.

For convenience of reference, each Staff comment contained in the Additional Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your comment letter and is followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Foreign Currency Translation, page 49

1.	We note in your response to prior comment 1 you state that there is no legal prohibition in Venezuela in connection with dividend distributions. However, it appears based on your response that the only means by which you are currently able to obtain U.S. dollars to make dividend distributions is through the CADIVI. Please clarify whether this is the case, and if so, tell us what consideration you gave to disclosing this. In addition, we note that no dividends were declared by your Venezuelan subsidiary during fiscal 2012. Please explain why and to the extent this is due to potential delays in obtaining CADIVI approval in a timely manner, tell us whether you considered addressing the impact this process may have on your liquidity. Lastly, please tell us what consideration you gave to disclosing the factors that you provide in your response regarding the reasons why you expect that the current restrictions will not have a material adverse effect on your overall business plan in the long run.

Response: We confirm to the Staff that the only means in Venezuela by which we are currently able to obtain U.S. dollars to make dividend distributions in that currency is through the CADIVI.

CONFIDENTIAL TREATMENT REQUESTED BY MERCADOLIBRE, INC.

We have been disclosing in our forms 10-K the existence of the CADIVI system since its inception and have been providing expanded detail about subsequent developments relating to exchange regulations in Venezuela. We have also disclosed that during 2010 and 2011, the lack of the CADIVI’s approval did not restrict our ability to distribute dividends for fiscal years 2008, 2009 and 2010 by using existing cash balances held in the U.S. bank accounts of our Venezuelan subsidiaries; and that no dividends were declared during the fiscal year ended December 31, 2012. Finally, we disclosed that the Venezuelan government maintains the restrictions with respect to obtaining U.S. dollars for the purpose of dividend distributions.

We advise the Staff that in future filings we will specifically include language clarifying that, in Venezuela, the CADIVI system is the only means by which we are currently able to obtain U.S. dollars to make dividend distributions.

We respectfully advise the Staff that we did not request approval of the CADIVI for the acquisition of U.S. dollars for dividend distributions, either during 2012 or during 2013 to date. Our current strategy is to expand our operations in Venezuela through reinvesting our accumulated earnings in lieu of declaring dividend distributions. We, therefore, have been analyzing and investing in office property and customer reception centers aiming to strengthen our leadership position in Venezuela. In that sense, we have invested approximately $20.6 million, or Bolivares Fuertes 130.0 million.

We are of the opinion that, considering our overall liquidity as of December 31, 2012, the current restrictions on the distribution of dividends in Venezuela would not have a material adverse effect on our consolidated liquidity, which as of December 31, 2012 amounted to $281.1 million. As disclosed in our Form 10-K, as of December 31, 2012, the cash and investments that our Venezuelan subsidiaries held in Bolivares Fuertes amounted to approximately 15.5% of our consolidated cash and investments. Given the relatively small portion that such amount represents, we do not expect any material impact in the overall liquidity and business plans of MercadoLibre, Inc., or on our dividend distribution plan during the next twelve months.

Furthermore, we advise the Staff that in future filings we will disclose the factors that we provided to the Staff in our prior response to the Original Comment Letter, regarding the reasons why we expect that the current restrictions will not have a material adverse effect on our overall business plan in the long run.

2.	We note in your response to prior comment 2 you state that because of the manner in which foreign exchange regulations have been implemented by the Venezuelan government as of the date of your Form 10-K for the year ended December 31, 2012, it did not imply the deconsolidation risk to be a material risk at the time of that filing. Please explain to us the specific factors that you considered as it relates to deconsolidation risk and describe further the factors that were in place at December 31, 2011, which indicated deconsolidated was a significant risk at such time.

CONFIDENTIAL TREATMENT REQUESTED BY MERCADOLIBRE, INC.

Response: In response to the Staff’s comment, we advise the Staff that in our 2010 and 2011 forms 10-K we disclosed that if volume restrictions on foreign exchange imposed by the government worsened significantly or new regulations were implemented which impacted our ability to settle transactions in foreign currencies, we could be required to deconsolidate our Venezuelan operations for accounting purposes. In considering whether a material risk of deconsolidation existed at those times, we assessed the level of uncertainty that in our judgment we might face in the future, including, among other factors, then current and expected regulations and economic situation, and whether volume restrictions on exchange activity were, and were expected to be, in our judgment, an “other-than-temporary lack of exchangeability” of foreign currency, all of which could in the future trigger significant uncertainty about our ability to control our business in Venezuela. We considered for that assessment the guidance in ASC 810-10-15-10 and 830-20-30-2, and the financial and operating situation of our investment in Venezuela at each of those years. Since the mere existence of exchange restrictions does not in and of itself create a presumption that an entity should deconsolidate its foreign operations, we considered in our judgment our specific facts, circumstances and expectations as of each filing date.

In May 2010, the Venezuelan government had imposed additional foreign exchange controls under a newly implemented regulatory system, controlled by the Central Bank of Venezuela, and among other things, the new exchange rate system began to prohibit trading of foreign currencies through the formerly allowed, parallel market and started to impose volume restrictions and passed new rulings with strict criminal and economic sanctions on the use of methods other than those officially designated for the exchange of Venezuelan currency with other currencies. Considering that those new regulations would limit our Venezuelan subsidiaries’ access to U.S. dollars, that, at that time, we operated with certain suppliers which were to be paid in foreign currencies and the possible effects on the general business environment in Venezuela, we concluded that in combination with potential other government regulations, the situation could worsen to an extent that might have implied in the future an uncertainty so severe as to cast a significant doubt on our ability to control that foreign investment. Since the effect of such new regulations on the economy (which could in turn lead to further regulations) and specifically the effect on our business and business plans can only be seen and monitored as time passes, during 2011 we monitored the situation and decided that the risk was still material.

During 2012 we continued monitoring the above-mentioned effects and concluded that after a considerable period of time, the evolution of our business was positive (both in terms of growth and profitability) and the effects of the Venezuelan macroeconomic situation and related regulations showed no material negative effect on our ability to control our business as we had foreseen in our plans. We were also able to take some actions, which to a certain extent allowed us to reduce our foreign currency needs to manage our operations. All of the above led us to conclude that our expectation was of a reduced likelihood of future uncertainties that could lead to a loss of our ability to control our subsidiary. Such assessment was aligned with our other disclosure in our Form 10-K that, despite the increasing restrictions on the ability of our Venezuelan subsidiaries to obtain U.S. dollars for the purpose of distributing dividends to us or our other subsidiaries, we did not expect that the then current restrictions would have a material adverse effect on our business plans, in Venezuela or on our overall business, financial condition or results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY MERCADOLIBRE, INC.

Results of Operations

Year Ended December 31, 2012 compared to year ended December 31, 2011, Page 61

3.	We note your response to prior comment 3 where you indicate that the various service categories that make up your revenue streams such as ad sales, real estate, motors, off platform payment fees, and financing fees represent, on an individual basis, a small percentage of your net revenues. However, we note your disclosure on page 61 that non-marketplace revenues from financing and off-platform payments grew 37% in the year ended December 31, 2012 as compared to the same period in 2011, mainly as a consequence of a 36.2% increase in total payments volume paid using MercadoPago. Please clarify the dollar value of revenues generated from financing and off-platform payment fees and tell us what consideration you gave to also separately disclosing these revenues considering you disclose other metrics relating to these revenue sources. Please also tell us what consideration you gave to including this disclosure in your segment discussion.

Response: In response to the Staff’s request, the dollar amount of the revenues generated from financing and off-platform payment fees were as follows:

Off-platform payment & Financing fees	2012	2011	Change from 2011 to 2012 ($)	Change from 2011 to 2012 (%)
Off-platform payment fees	**	**	**	**
Financing fees	**	**	**	**

Total Off-platform payment & Financing fees	**	**	**	**

**	Confidential Treatment Requested

Financing and off-platform payment fees were the revenue sources that have changed more significantly within our Non-Marketplace revenue stream during the reported years, as such we have included related metrics to explain the reason of those changes. In the event that other revenue sources, within Non-Marketplace revenue stream, change significantly in the future, we will include the appropriate explanation for those changes in accordance with the requirements of Item 303 of Regulation S-K.

In addition, as mentioned in our Initial Response to the Staff’s comment 6 of the Original Comment Letter, we advise the Staff that, in future fillings, we will disclose our revenues generated by Marketplace and Non-Marketplace Services for each of our geographic segments (similar to the format provided in our Initial Response to the Staff’s comment 3 of the Original Comment Letter) and will expand our discussions relating to changes in those service categories and their impact on our net revenues for each of our geographic segments.

CONFIDENTIAL TREATMENT REQUESTED BY MERCADOLIBRE, INC.

The discussion of Non-Marketplace Services will include its revenue sources, such as Ad Sales, Motors, Real Estate, off-platform payment fees, financing fees, etc., to the extent there are material changes in such revenue sources.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 26, 2013)

Executive Compensation, page 21

4.	In the first two bullet points on page 27, you disclose certain company performance measures that are based on adjustments “as determined by the compensation committee.” In future filings, please revise to disclose how the adjustments are calculated so that your disclosure complies with Instruction 5 to Item 402(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and we advise the Staff that the 2012 performance measures mentioned by the Staff have not been affected by any adjustments. In future filings we will clarify the nature of adjustments determined by the compensation committee, if any.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact our Chief Accounting Officer, Marcelo Melamud at +5411 4640 8053, marcelo.melamud@mercadolibre.com. We look forward working with you on these matters.

Sincerely,

/s/ Pedro Arnt

Name: Pedro Arnt

Title: Executive Vice President and Chief Financial Officer

cc:	Jacobo Cohen Imach Pedro Arnt Marcelo Melamud